UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AmNet Mortgage, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

03169A108

(CUSIP Number)

Flagg Street Capital, LLC

Attn: Jonathan Starr

44 Brattle Street

Cambridge, MA 02138

(617) 876-6085

With a copy to:

Paul Bork, Esq.

Jeffrey Collins, Esq.

Foley, Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

(617) 832-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03169A108	13D	Page 2 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jonathan Starr
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,115,000 8. Shared Voting Power 9. Sole Dispositive Power 1,115,000 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,115,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 14.9999%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 03169A108	13D	Page 3 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Flagg Street Capital LLC I.R.S. Identification No. 74-3123494
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,115,000 8. Shared Voting Power 9. Sole Dispositive Power 1,115,000 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,115,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 14.9999%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 03169A108	13D	Page 4 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Flagg Street Partners LP I.R.S. Identification No. 16-1702721
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 213,181 8. Shared Voting Power 9. Sole Dispositive Power 213,181 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 213,181
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 2.8679%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03169A108	13D	Page 5 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Flagg Street Partners Qualified LP I.R.S. Identification No. 16-1702722
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 229,326 8. Shared Voting Power 9. Sole Dispositive Power 229,326 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 229,326
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 3.0851%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03169A108	13D	Page 6 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Flagg Street Offshore, LP I.R.S. Identification No. 16-1702723
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 672,493 8. Shared Voting Power 9. Sole Dispositive Power 672,493 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 672,493
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.0469%
14.	Type of Reporting Person (See Instructions) PN

The joint statement on Schedule 13D of Jonathan Starr, Flagg Street Capital LLC (“Capital”), Flagg Street Partners LP (“Partners”), Flagg Street Partners Qualified LP (“Qualified”) and Flagg Street Offshore LP (“Offshore”), (collectively referred to as the “Reporting Persons”) as heretofore amended and supplemented, in respect of the common stock, par value $0.01 per share (the “Common Stock”) of AmNet Mortgage, Inc., a Maryland corporation (the “Issuer”), the principal executive offices of which are located at 10421 Wateridge Circle, Suite 250, San Diego, CA 92121, is hereby further amended and supplemented as follows:

Item 3.	Source and Amount of Funds or Other Consideration

The following paragraph is added as the second paragraph of Item 3.

“The shares of Common Stock identified in Item 5 as purchased on September 14, 2005 were acquired by the Reporting Persons for an aggregate of $3,765,463.68, using cash. The shares of Common Stock held by the Funds are held in margin accounts which from time to time may incur debit balances. Since other securities are held in such margin accounts, it is impracticable to determine the amounts, if any, borrowed with respect to such shares of Common Stock. The cost of borrowing with respect to such margin accounts fluctuates with the broker loan rate and the amount of the debit balance.”

Item 4.	Purpose of Transaction

The following paragraph is added as the second paragraph of Item 4.

“On September 15, 2005 the Reporting Persons delivered a letter to the Board of Directors of the Issuer with respect to the announcement of the entry into a definitive agreement for the acquisition of the Issuer by Wachovia Corp. A copy of the letter is attached as Exhibit 3 hereto and incorporated herein by reference.”

Item 5.	Interest in Securities of the Issuer

(a) The following paragraph is added as the second paragraph of Item 5(a):

“As of September 15, 2005, the Reporting Persons beneficially own in the aggregate 1,115,000 shares of the Common Stock of the Issuer, representing approximately 14.9999% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) Partners beneficially owns 213,181 shares of the Common Stock, representing approximately 2.8679% of the class, (ii) Qualified beneficially owns 229,326 shares of the Common Stock, representing approximately 3.0851% of the class, (iii) Offshore beneficially owns 672,493 shares of the Common Stock, representing approximately 9.0469% of the class and (iv) Capital, as the sole general partner of each Fund, and Mr. Starr, as the controlling managing member of Capital, each beneficially own 1,115,000 shares of the Common Stock of the Issuer representing approximately 14.9999% of the class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 7,433,407 shares of the Common Stock of the Issuer outstanding as of July 29, 2005, as reported in the most recent Form 10-Q of the issuer for the quarter ended June 30, 2005.”

(c)	The following material is added to Item5(c) with regard to purchases of shares of Common Stock on September 14, 2005 by the Reporting Persons in ordinary brokerage transactions for cash:

Person	No. of Shares Purchased	Price Per Share
Flagg Street Partners LP	1,168	$10.07
	2,777	10.08
	11,652	10.09
	7,708	10.10
	2,028	10.11
	1,844	10.12
	8,986	10.13
	10,173	10.15
	7,306	10.16
	14,246	10.17

	67,888

Flagg Street Partners Qualified LP	1,246	$10.07
	2,958	10.08
	12,417	10.09
	8,212	10.10
	2,160	10.11
	1,966	10.12
	9,575	10.13
	10,841	10.15
	7,784	10.16
	15,181	10.17

	72,340

Flagg Street Offshore LP	3,985	$10.07
	9,465	10.08
	39,731	10.09
	26,280	10.10
	6,913	10.11
	6,290	10.12
	30,639	10.13
	34,686	10.15
	24,910	10.16
	48,573	10.17

	231,472

Item 7.	Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement by and among Flagg Street Capital LLC, Jonathan Starr, Flagg Street Partners LP, Flagg Street Partners Qualified LP and Flagg Street Offshore LP dated September 13, 2005 (previously filed).

Exhibit 3 Letter from the Reporting Persons to the Issuer delivered on September 15, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 15, 2005

FLAGG STREET PARTNERS LP

By:	Flagg Street Capital LLC General Partner

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

FLAGG STREET PARTNERS QUALIFIED LP

By:	Flagg Street Capital LLC General Partner

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

FLAGG STREET OFFSHORE LP

By:	Flagg Street Capital LLC General Partner

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

FLAGG STREET CAPITAL LLC

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

JONATHAN STARR

By:	/s/ Jonathan Starr
Jonathan Starr

EXHIBIT 3

Flagg Street Capital

44 Brattle St.

Cambridge, MA 02138

Board of Directors

c/o Mr. John M. Robbins

Chief Executive Officer

AmNet Mortgage Inc.

10421 Wateridge Circle

Suite 250

San Diego, CA 92121

September 14, 2005

Gentlemen:

On September 13, 2005, Wachovia Corp. (“Wachovia”) and AmNet jointly announced that the companies had signed a definitive agreement for Wachovia to acquire AmNet in an all-cash merger for a purchase price of $10.30 per share. At this point we have not reviewed the definitive acquisition agreement, and we expect to review it and all other soliciting materials once distributed. In doing so we may perhaps gain some insight as to why the special committee of independent directors believed it to be in the best interest of shareholders to sell the Company at such an insignificant premium to both tangible book value and the trading price of the stock. Until that time, we will continue to believe that a rapidly growing mortgage originator with nearly $13 billion in trailing annual production is worth multiple times the $6.5 million premium to the Company’s June 30th, 2005, book value that the $83 million announced acquisition price represents. Notwithstanding our belief that the proposed purchase price substantially undervalues AmNet as an ongoing concern, we will withhold a final judgment pending our review of all disclosure to be made by AmNet and Wachovia.

Sincerely,

/s/ Jonathan Starr	/s/ Jay Kramb	/s/ Andrew Moss
Jonathan Starr	Jay Kramb	Andrew Moss